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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G




                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3) *

                          M/I Schottenstein Homes, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Shares, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   55305B-10-1
--------------------------------------------------------------------------------
                                 (CUSIP Number)


--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      / /  Rule 13d-1(b)
      / /  Rule 13d-1(c)
      /X/  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 7 Pages

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CUSIP NO. 55305B-10-1                 13G                    PAGE 2 OF 7 PAGES


1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Members of the Irving E. Schottenstein family and trusts for the benefit of members of such family are filing this Amendment No. 3 to
Schedule 13G as a group. The members of the group are Irving E. Schottenstein, Robert H. Schottenstein, Steven Schottenstein, Gary L. Schottenstein, Linda S. Fisher and certain trusts for the benefit of such members and/or their families.

2.       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                    (a)  X
                                                                        ---

                                                                    (b)
                                                                        ---

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER
                  2,792,200

6.       SHARED VOTING POWER
                  -0-

7.       SOLE DISPOSITIVE POWER
                  2,792,200

8.       SHARED DISPOSITIVE POWER
                  -0-

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,792,200

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                  Not Applicable

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                    33.4%

12.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                    IN

                         Page 2 of 7 Pages

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ITEM 1(a).  NAME OF ISSUER.

                  M/I Schottenstein Homes, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                  3 Easton Oval
                  Columbus, Ohio 43219

ITEM 2(a).  NAME OF PERSON FILING.

                  Pursuant to Rule 13d-1(k)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), members of the Irving E. Schottenstein family and trusts for the benefit of members of such family are filing this Amendment No. 3 to Schedule 13G as a group.

                  The individual members of the group on behalf of whom this Amendment No. 3 to Schedule 13G is being filed consist of:

Irving E. Schottenstein, individually and as trustee of trusts for the benefit of his lineal descendants

Robert H. Schottenstein, individually and as trustee of trusts for the benefit of his minor children

Steven Schottenstein, individually and as trustee of trusts for the benefit of his minor children

Gary L. Schottenstein, individually and as trustee of trusts for the benefit of his minor children

Linda S. Fisher, individually and as trustee of trusts for the benefit of her minor children

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

                  c/o Irving E. Schottenstein
                  3 Easton Oval
                  Columbus, Ohio 43219

ITEM 2(c).  CITIZENSHIP.

                  United States

ITEM 2(d).  TITLE OF CLASS OF SECURITIES.

                  Common Shares, $.01 par value

ITEM 2(e).  CUSIP NUMBER.

                  55305B-10-1


                               Page 3 of 7 Pages

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ITEM 3.

                  Not Applicable

ITEM 4.  OWNERSHIP.

                  (a) Amount beneficially owned: 2,792,200 Common Shares as of December 31, 1999 (1)

                  (b)      Percent of class: 33.4% as of December 31, 1999 (1)

                  (c)      Number of shares as to which such person has:

                      (i)  Sole power to vote or to direct the vote:

                                 2,792,200 as of December 31, 1999 (1)

                      (ii) Shared power to vote or to direct the vote:

                                 None

                     (iii) Sole power to dispose or to direct the disposition
                           of:

                                 2,792,200 as of December 31, 1999 (1)

                      (iv) Shared power to dispose or to direct the disposition
                           of:

                                 None

--------------------


                  (1) The following information is provided as of December 31, 1999. As of such date, 2,680,300 of such shares are beneficially owned by Irving
E. Schottenstein. Irving E. Schottenstein is the trustee of (i) the Irving and Frankie Schottenstein Trust which holds 478,300 shares (5.7%), and (ii) the Steven Schottenstein Descendants Trust which holds 54,800 shares (0.7%), and exercises all rights with regard to such shares. Irving E. Schottenstein is also the trustee, pursuant to trust agreements dated August 1986, as amended, of trusts for the benefit of his four children: Robert H. Schottenstein (550,000 shares) (6.6%), Steven Schottenstein (495,200 shares) (5.9%), Gary L. Schottenstein (550,000 shares) (6.6%) and Linda S. Fisher (550,000 shares) (6.6%). As trustee, Irving E. Schottenstein is empowered to exercise all rights with regard to such shares, revoke each trust, and with the agreement of each beneficiary, amend each trust. Irving E. Schottenstein also beneficially owns 2,000 shares (0.02%) that underlie exercisable stock options.

                  This amount also includes: 39,400 shares (0.5%) beneficially owned by Robert H. Schottenstein; 39,400 shares (0.5%) beneficially owned by Steven Schottenstein; 13,800 shares (0.2%) beneficially owned by Gary L. Schottenstein; and 19,300 shares (0.2%) beneficially owned by Linda S. Fisher.


                               Page 4 of 7 Pages

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                  Each of the undersigned disclaims beneficial ownership of the
Common Shares owned by the other members of his or her family and this filing shall not be an admission that any of the undersigned is, for purposes of
Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any such shares of another of the undersigned.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of
more than five percent of the class of securities, check the following.   / /

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
         PERSON.

                  Not Applicable

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
         WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
         PARENT HOLDING COMPANY.

                  Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
         GROUP.

                  In lieu of a separate exhibit, please see Item 2(a).

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

                  Not Applicable

ITEM 10.  CERTIFICATIONS.

                  Not Applicable


                               Page 5 of 7 Pages

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                                    SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.*

Dated:  February 11, 2000

/s/ Irving E. Schottenstein
--------------------------------------------
Irving E. Schottenstein
individually and as trustee

By: /s/ Irving E. Schottenstein
--------------------------------------------
Name:  Irving E. Schottenstein

Attorney-in-Fact for the
Following Persons:

Robert H. Schottenstein
individually and as trustee

Steven Schottenstein
individually and as trustee

Linda S. Fisher
individually and as trustee

/s/ Gary L. Schottenstein
--------------------------------------------
Gary L. Schottenstein
individually and as trustee


--------------------------------------------

                  * In accordance with Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Exchange Act, this Amendment No. 3 to the Schedule 13G filed on August 13, 1997 (as amended by Amendment No. 1 filed on October 17, 1997 and Amendment No. 2 filed on February 16, 1999, the "Schedule 13G") with the Securities and Exchange Commission on behalf of the above listed parties, is filed pursuant to an agreement among the above listed parties, which is attached hereto as EXHIBIT A. The Powers of Attorney authorizing Irving E. Schottenstein to act on behalf of each of the above listed parties (other than Gary L. Schottenstein) are attached to the Schedule 13G.


                               Page 6 of 7 Pages

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                                    EXHIBIT A

                  Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Amendment No. 3 to Schedule 13G, as amended by Amendment No. 1 and Amendment No. 2, to which this EXHIBIT A is attached is filed on behalf of each of the undersigned.

Dated:  February 11, 2000

/s/ Irving E. Schottenstein
--------------------------------------------
Irving E. Schottenstein
individually and as trustee

By: /s/ Irving E. Schottenstein
   -----------------------------------------
Name:  Irving E. Schottenstein**

Attorney-in-Fact for the
Following Persons:

Robert H. Schottenstein
individually and as trustee

Steven Schottenstein
individually and as trustee

Linda S. Fisher
individually and as trustee

/s/ Gary L. Schottenstein
--------------------------------------------
Gary L. Schottenstein
individually and as trustee


--------------------------------------------

                  ** The Powers of Attorney authorizing Irving E. Schottenstein to act on behalf of each of the above listed parties (other than Gary L. Schottenstein) are attached to the Schedule 13G.


                               Page 7 of 7 Pages